Exhibit 99.1

Evogene Reports Second Quarter 2024 Financial Results

Conference call and webcast: today, August 22, 2024, 9:00 am ET

Financial and Business Highlights:

- H1 2024 revenues $5.1M, up from $1.3M in H1 2023; Q2 2024 revenues $914K, up from $654K in Q2 2023.

- Anticipated continued revenue growth in the second half of 2024 compared to the same period in the previous year, primarily driven by Casterra's initiation of supplying existing seed orders, which began in August 2024 and total over $8.0 million.

- H1 2024 loss $9.8M, down from $14.8M in H1 2023; Q2 2024 loss $6.0M, down from $7.8M in Q2 2023.

- Projected 2024 cash usage (excl. Biomica & Lavie Bio) $8.0M, down 36% from $12.5M in 2023.

- Implemented a 10:1 reverse stock split during July 2024.

Casterra:

- Received a $440K order for castor seeds from an existing customer for a new African country.

- Completed a successful castor seed season in Brazil, with shipments planned for Q3 2024.

- Seeds produced in Brazil and Africa in 2024, are anticipated to meet existing orders totaling approximately $8.4M.

Biomica:

- Promising Phase 1 results for BMC128 with nivolumab in RCC, NSCLC, and melanoma, presented at ASCO 2024.

Lavie Bio:

- A significant milestone achieved in ICL collaboration, developing yield-increasing bio-stimulants for row crops under extreme weather conditions by leveraging AI to identify over a dozen novel microbial candidates.

- Announced commercial expansion of Yalos™ bio-inoculant to winter wheat.

Rehovot, Israel – August 22, 2024 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company aiming to revolutionize the development of life-science-based products, today announced its financial results for the second quarter period ended June 30, 2024.

Mr. Ofer Haviv, Evogene's President and CEO, stated: "In our vision, we see Evogene as a pioneering company for creating groundbreaking life-science products, to improve life quality and longevity. During the past years we developed three innovative AI tech-engines addressing the main development challenges of products rooted in microbes, small molecules and genomics. Our AI tech-engines were structured to be compatible with the tremendous potential of various market segments and not limited to only one specific segment.

In order to capture the value of our AI tech-engines, our business strategy is to establish diverse collaborative partnerships through licensing or collaboration, with expert partners in specific fields that complement our technology. Together, we’ll develop novel products, aiming for full or partial ownership upon project completion. This approach maximizes the potential of our AI tech-engines, while aiming to reduce financial and development risks. Today, Evogene has 4 subsidiaries, each focusing on a different market segment, and in addition, Evogene has diverse engagements with leading companies in additional market segments, not covered by our subsidiaries.

I am very pleased to share with you the main achievements made by Evogene's subsidiaries from the last report of our financial results."

Casterra Ag Ltd. – focuses on developing an integrated solution to enable large-scale commercial cultivation of castor to address the global demand for stable castor oil supply, mainly for the biodiesel industry. Casterra is utilizing Evogene's GeneRator AI tech engine to direct and accelerate the development of its unique elite castor seed varieties.

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On June 25, Casterra announced receiving a $440K purchase order to supply castor seeds to a new African country in 2024. This order from an existing customer expands Casterra's operations and strengthens its position in the bio-fuel market.

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On July 31, Casterra announced the successful completion of its castor seed growing and harvesting season in Brazil, with shipments planned for the third quarter of 2024. Additionally, the castor harvest season in Africa has begun as scheduled.

-
Castor seeds produced in 2024 in both Brazilian and African territories are expected to enable Casterra to meet all its existing orders, amounting to approximately $8.4M, with completion anticipated by the end of this year.

Lavie Bio Ltd. - a leading ag-biologicals company that develops microbiome-based, computational-driven novel bio-stimulant and bio-pesticide products, utilizing Evogene's MicroBoost AI tech-engine.

-
On July 2, Lavie Bio announced the commercial expansion of its bio-inoculant Yalos™ to winter wheat following successful trials, with sales starting across the US for the 2024-2025 season, effectively doubling its market potential.

-
On July 22, 2024, Lavie Bio announced a  milestone in its collaboration with ICL in developing bio-stimulant solutions for row crops facing extreme weather conditions by leveraging AI to identify over a dozen novel microbes within 12 months.

-	Lavie Bio's pipeline is advancing according to plan, with field trials initiated in Q2 in most of the company’s programs, following successful optimization processes. Results are expected during Q4.

Biomica Ltd. - a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics, utilizing Evogene's MicroBoost AI tech-engine.

-
On May 23, positive safety and tolerability data for BMC128 was published. 72% of the patients treated have exhibited clinical benefits. 55% of patients showed sustained clinical benefit, with notable durations of effect (more than 24 months).

-	These clinical results were presented at the prestigious 2024 ASCO annual conference in June.

-	We look forward to continuing to evaluate BMC128’s beneficial activity in subsequent phases of clinical development.

Financial Highlights:

Cash Position: As of June 30, 2024, Evogene held consolidated cash, cash equivalents, and short-term bank deposits of approximately $20.9 million. This amount does not include $8.4 million of expected payments for the open purchase orders of Casterra . The consolidated cash usage during the second quarter of 2024 was approximately $5.7 million. Excluding Lavie Bio and Biomica, Evogene and its other subsidiaries used approximately $2.7 million in cash during the second quarter of 2024. Projected cash usage for 2024, excluding Lavie Bio and Biomica, is expected to be around $8.0 million, marking a notable 36% decrease from approximately $12.5 million in 2023.

Revenue: Revenues for the first half of 2024 were approximately $5.1 million, a significant increase from $1.3 million in the same period the previous year. This growth was primarily driven by revenues recognized from Lavie Bio's licensing agreement with Corteva and AgPlenus's new collaboration with Bayer. Revenues for the second quarter of 2024 were approximately $0.9 million, compared to approximately $0.7 million in the same period the previous year. The increase was mainly attributable to increased revenue in Lavie Bio.
Evogene anticipates continued revenue growth in the second half of 2024 compared to the previous year, mainly based on Casterra’s forecast for seed-order supply.

R&D Expenses: Research and development expenses, net of non-refundable grants, for the first half of 2024 were approximately $8.8 million, a decrease from $10.2 million in the first half of 2023. The decrease in expenses is mainly due to the cease of Canonic’s activities and a decrease in certain development expenses in Biomica as compared to the same period the previous year. Research and development expenses, net of non-refundable grants, for the second quarter of 2024 were approximately $4.0 million, and decreased significantly as compared to approximately $5.4 million in the same period in the previous year. The decrease is mainly attributable to decreased expenses in Canonic and Biomica, as mentioned above.

Sales and Marketing Expenses: Sales and Marketing expenses for the first half of 2024 were approximately $1.9 million, a slight increase from approximately $1.7 million in the same period in the previous year. The increase is mainly attributable to increased sales and marketing activities in Casterra during the first half of 2024 as compared to the same period in 2023. Sales and Marketing expenses for the second quarter of 2024 were approximately $0.9 million and remained stable as compared to approximately $0.9 million in the same period in the previous year.

General and Administrative Expenses: General and administrative expenses for the first half of 2024 decreased slightly to approximately $3.2 million from approximately $3.3 million in the same period last year. General and administrative expenses for the second quarter of 2024 decreased to approximately $1.5 million compared to approximately $1.8 million in the same period of the previous year, mainly due to decreased non-cash compensation and salary related expenses in Lavie Bio and Biomica, respectively, in the second quarter of 2024.

Other Expenses: The decision to cease Canonic's operations in the first half of 2024 resulted in other expenses of approximately $0.5 million, mainly due to impairment of fixed assets in the first quarter of 2024.

Operating Loss: The operating loss for the first half of 2024 was approximately $10.2 million, a significant decrease from approximately $14.7 million in the same period of the previous year, mainly due to increased revenues as mentioned above. The operating loss for the second quarter of 2024 was approximately $6.1 million, a decrease from $7.9 million in the same period of the previous year, mainly due to decreased operating expenses as mentioned above.

Financing Income: Financing income, net for the first half of 2024 was $379 thousand, compared to financing expenses, net of $86 thousand in the same period of the previous year. This increase was primarily due to increased interest income and a revaluation of convertible SAFE. Financing income, net for the second quarter of 2024 was $138 thousand, compared to financing income, net of $144 thousand in the same period of the previous year.

Net Loss: The net loss for the first half of 2024 was approximately $9.8 million, compared to approximately $14.8 million in the same period last year. The $5.0 million decrease in net loss was primarily due to increased revenues, decreased operating expenses, partially offset by the one-time $0.5 million of other expenses, related to ceasing Canonic’s operations and an increase in financial income. The net loss for the second quarter of 2024 was approximately $6.0 million, compared to approximately $7.8 million in the same period last year. The $1.8 million decrease in net loss was primarily due to decreased operating  expenses as mentioned above.

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For the financial tables click here.
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Conference Call & Webcast Details: Thursday, August 22, 2024. 9:00 AM EST 4:00 PM IDT
To join the Zoom conference, please register in advance here

Or join via audio
Or, dial from the US: +15642172000, from Israel: +972 3 978 6688
Webinar ID:  842 8320 2980
More International numbers

Webcast & Presentation link available at:
https://evogene.com/investor-relations/

About Evogene Ltd.
Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its four subsidiaries including:

-	Biomica Ltd. (www.biomicamed.com) – developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

-	Lavie Bio (www.lavie-bio.com) – developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

-	AgPlenus Ltd. (www.agplenus.com) – developing next generation ag-chemicals for effective and sustainable crop protection powered by ChemPass AI;

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Casterra Ag (www.casterra.co) – developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Forward-Looking Statements
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", "expects", "hopes" "intends", "anticipates", "plans", "believes", "scheduled", "estimates", "demonstrates" or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss Evogene’s strategy, Evogene’s ability to develop novel products, that Evogene’s strategy will result groundbreaking innovations and significant financial gains for Evogene, Casterra’s ability to supply all existing purchase orders by the end of 2024, Lavie Bio’s market potential, Lavie Bio’s pipeline advancement, Biomica’s BMC128’s future beneficial activity, and Evogene’s projected cash usage for 2024 and Evogene anticipated continued revenue growth in the second half of 2024. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene's reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors Relations Contact:
Email: ir@evogene.com
Tel: +972-8-9311901

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$9,484	$20,772
Short-term bank deposits	11,424	10,291
Trade receivables	376	357
Other receivables and prepaid expenses	3,696	2,973
Inventories	794	76

	25,774	34,469
LONG-TERM ASSETS:
Long-term deposits and other receivables	30	28
Investment accounted for using the equity method	100	-
Right-of-use-assets	729	980
Property, plant and equipment, net	1,650	2,455
Intangible assets, net	12,685	13,169

	15,194	16,632

	$40,968	$51,101
CURRENT LIABILITIES:
Trade payables	$957	$1,785
Employees and payroll accruals	2,333	2,537
Lease liability	558	853
Liabilities in respect of government grants	681	388
Deferred revenues and other advances	548	362
Other payables	816	1,019

	5,893	6,944
LONG-TERM LIABILITIES:
Lease liability	252	285
Liabilities in respect of government grants	4,247	4,426
Deferred revenues and other advances	244	393
Convertible SAFE	10,392	10,368

	15,135	15,472
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.2 par value: Authorized − 15,000,000 ordinary shares; Issued and outstanding − 5,096,760 shares as of June 30, 2024, and 5,079,313 (*) shares as of December 31, 2023	287	286
Share premium and other capital reserve	269,648	269,353
Accumulated deficit	(266,868)	(257,586)

Equity attributable to equity holders of the Company	3,067	12,053

Non-controlling interests	16,873	16,632

Total equity	19,940	28,685

	$40,968	$51,101

(*) Shares and per share amounts have been retroactively adjusted to reflect the reverse stock split

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited

Revenues	$5,104	$1,295	$914	$654	$5,640
Cost of revenues	847	783	537	461	1,692

Gross profit	4,257	512	377	193	3,948

Operating expenses:

Research and development, net	8,817	10,169	4,016	5,369	20,777
Sales and marketing	1,920	1,728	928	928	3,611
General and administrative	3,184	3,312	1,530	1,797	6,068
Other expenses	524	-	5	-	-

Total operating expenses, net	14,445	15,209	6,479	8,094	30,456

Operating loss	(10,188)	(14,697)	(6,102)	(7,901)	(26,508)

Financing income	667	699	260	391	1,486
Financing expenses	(288)	(785)	(122)	(247)	(965)

Financing income (expenses), net	379	(86)	138	144	521

Share of loss from equity accounted investment	(20)	-	(20)	-	-

Loss before taxes on income	(9,829)	(14,783)	(5,984)	(7,757)	(25,987)
Taxes on income (tax benefit)	1	(24)	1	21	(33)

Loss	$(9,830)	$(14,759)	$(5,985)	$(7,778)	$(25,954)

Attributable to:
Equity holders of the Company	$(9,282)	$(13,294)	$(5,419)	$(7,023)	$(23,879)
Non-controlling interests	(548)	(1,465)	(566)	(755)	(2,075)

	$(9,830)	$(14,759)	$(5,985)	$(7,778)	$(25,954)

Basic and diluted loss per share, attributable to equity holders of the Company (*)	$(1.82)	$(3.18)	$(1.06)	$(1.68)	$(5.20)

Weighted average number of shares used in computing basic and diluted loss per share (*)	5,087,029	4,177,554	5,090,993	4,185,242	4,589,386

(*) Shares and per share amounts have been retroactively adjusted to reflect the reverse stock split

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
Cash flows from operating activities
Loss	$(9,830)	$(14,759)	$(5,985)	$(7,778)	$(25,954)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	800	807	374	406	1,641
Amortization of intangible assets	484	481	239	241	971
Share-based compensation	999	1,219	460	801	1,877
Revaluation of convertible SAFE	24	220	49	26	254
Net financing expenses (income)	(222)	6	(28)	60	(666)
Loss (gain) from sale of property, plant and equipment	524	(26)	5	-	(26)
Share of loss from equity accounted investment	20	-	20	-	-
Taxes on income (tax benefit)	1	(24)	1	21	(33)

	2,630	2,683	1,120	1,555	4,018
Changes in asset and liability items:

Decrease (increase) in trade receivables	(19)	170	163	72	(9)
Decrease (increase) in other receivables	(725)	84	(546)	375	(1,445)
Decrease (increase) in inventories	(718)	317	(78)	342	490
Decrease in deferred taxes	-	-	-	-	94
Increase (decrease) in trade payables	(762)	26	(77)	(95)	742
Increase (decrease) in employees and payroll accruals	(204)	172	(99)	117	550
Increase (decrease) in other payables	(214)	(162)	(153)	297	(534)
Increase (decrease) in deferred revenues and other advances	(84)	(73)	(13)	(81)	(288)

	(2,726)	534	(803)	1,027	(400)
Cash received (paid) during the period for:

Interest received	402	283	231	145	905
Interest paid	(41)	(66)	(18)	(30)	(115)
Taxes paid	-	(10)	-	(10)	(31)

Net cash used in operating activities	$(9,565)	$(11,335)	$(5,455)	$(5,091)	$(21,577)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(172)	(483)	(31)	(124)	$(785)
Proceeds from sale of marketable securities	-	6,924	-	6,287	6,924
Purchase of marketable securities	-	(503)	-	(503)	(503)
Proceeds from sale of property, plant and equipment	10	26	-	-	26
Withdrawal from (investment in) bank deposits, net	(990)	(13,560)	3,241	(13,560)	(10,200)

Net cash provided by (used in) investing activities	$(1,152)	$(7,596)	$3,210	$(7,900)	$(4,538)

Cash flows from financing activities:

Issuance of a subsidiary preferred shares to non-controlling interests	-	9,523	-	9,523	9,523
Proceeds from issuance of ordinary shares, net of issuance expenses	86	336	83	68	8,449
Repayment of lease liability	(462)	(413)	(231)	(207)	(836)
Proceeds from government grants	-	1,089	-	1,063	1,089
Repayment of government grants	(142)	(35)	(3)	-	(73)

Net cash provided by (used in) financing activities	(518)	10,500	(151)	10,447	18,152

Exchange rate differences - cash and cash equivalent balances	(53)	(316)	(35)	(223)	(245)

Decrease in cash and cash equivalents	(11,288)	(8,747)	(2,431)	(2,767)	(8,208)

Cash and cash equivalents, beginning of the period	20,772	28,980	11,915	23,000	28,980

Cash and cash equivalents, end of the period	$9,484	$20,233	$9,484	$20,233	$20,772

Significant non-cash activities

Acquisition of property, plant and equipment	$15	$90	$15	$21	$81
Investment in equity-accounted investee with corresponding deferred revenues	$120	$-	$-	$-	$-
Increase of right-of-use asset recognized with corresponding lease liability	$184	$135	$54	$64	$194